Exhibit 99.8

DEJOUR ENERGY INC.

Suite 598-999 Canada Place Vancouver, BC V6C 3E1

Telephone: (604) 638-5050
Fax: (604) 638-5051

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of DEJOUR ENERGY INC. (the "Corporation"), will be held at Suite 598-999 Canada Place, Vancouver, British Columbia, V6C 3E1 on Thursday, the 15th day of December, 2011 at the hour of 9:00 AM for the following purposes:

To receive and consider the Report of the Directors and to receive and consider the Audited Financial Statements for the period ending December 31, 2010 together with Auditor's Report thereon.

To fix the number of Directors for the ensuing year at seven (7).

To elect Directors for the ensuing year.

To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

To transact such other business as may properly be transacted at such Meeting or at any adjournment thereof.

Specific details of the above items of business are contained in the Information Circular which accompanies and is deemed to form a part of this Notice of Meeting. Only shareholders of record as of the close of business on November 1, 2011 will be entitled to receive notice, attend and vote at the Meeting.

If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed herewith and then complete and return the proxy within the time set out in the Notes. As set out in the Notes, the enclosed Proxy is solicited by Management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

If you are an unregistered Shareholder and have received these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you by your broker or other intermediary in accordance with the instructions provided therein.

DATED at Vancouver, British Columbia, this 1th day of November, 2011.

BY ORDER OF THE BOARD OF DIRECTORS
"Robert L. Hodgkinson"
Robert L. Hodgkinson
Co- Chairman and Chief Executive Officer

NOTE: Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be delivered either to the head office of the Corporation (as noted above) or Computershare Trust Company of Canada , 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournments or postponement thereof.

TO: Registered and Non-Registered Shareholders

National Instrument 51-102 provides Shareholders with the opportunity to elect annually to have their name added to the supplemental mailing list of Dejour Energy Inc. (the "Issuer") in order to receive (i) annual financial statements and Management Discussion and Analysis (“MD & A”) and (ii) interim financial statements and MD & A of the Issuer.

These documents are accessible under the Issuer's profile at www.sedar.com. The Issuer will also make these documents available on its website. Alternatively, you may also contact us and we will email or fax you the information you require.

Please assist with cost savings by accessing these documents electronically through the Internet. If you like this option, YOU DO NOT NEED TO FILL OUT THIS FORM.

However, if you wish to receive (i) annual financial statements and MD & A and/or (ii) interim financial statements and MD & A of the Issuer from the Issuer, please check the applicable box below:

I would like to receive annual financial statements and MD & A, even though these documents are available electronically from the SEDAR or the Issuer’s website. I understand this will cost the Issuer printing and mailing costs and administrative time.             ☐

I would like to receive interim financial statements and MD & A, even though these documents are available electronically from the SEDAR or the Issuer’s website. I understand this will cost the Issuer printing and mailing costs and administrative time.          ☐

Please assist with cost savings by accessing these documents electronically through the Internet. If you like this option, YOU DO NOT NEED TO FILL OUT THIS FORM.

Complete and return this form to:

Computershare Trust Company of Canada Proxy Dept. 100 University Avenue 9th Floor, Toronto Ontario M5J 2Y1

Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

Print Name of Shareholder	City/Town/Province/Postal Code

Street Address	Signature of Shareholder

Date